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Exhibit E-5

Eidos plc

12 July 2001

Eidos plc

Result of Rights Issue

Eidos plc (the "Company") announces that, by 3.00 p.m. on 11 July 2001, the latest time and date for acceptance and payment in full, valid acceptances had been received in respect of 33,190,454 New Ordinary Shares. This represents approximately 95.76% per cent. of the 34,659,306 New Ordinary Shares offered to Shareholders by the Company pursuant to the 1 for 3 Rights Issue announced on 31 May 2001.

In accordance with the arrangements referred to in the circular to Shareholders dated 31 May 2001 (the "Circular"), subscribers have today been procured at a price of 230p per New Ordinary Share for the 1,468,852 New Ordinary Shares for which valid acceptances were not received. After deducting the Rights Issue Price of 155p per New Ordinary Shares and expenses of procuring such subscriptions, the net proceeds of such subscriptions of approximately 75p per New Ordinary Share will be remitted to Qualifying Shareholders entitled thereto, except that entitlements of less than (L)3.00 will not be paid but will be retained for the benefit of the Company.

Sub-underwriters will accordingly not be required to subscribe for any New Ordinary Shares.

Dealings in the New Ordinary Shares commenced, fully paid, at 8.00am on 12 July 2001. It is expected that CREST stock accounts will be credited for New Ordinary Shares in uncertificated form on 16 July 2001 and that definitive share certificates in respect of the New Ordinary Shares will be despatched by 18 July 2001.

The Rights Issue was underwritten by Dresdner Kleinwort Wasserstein.

Terms defined in the Circular shall, unless the context requires otherwise, have the same meanings in this announcement.

Enquiries:

Eidos plc 020 8636 3000
Mike McGarvey, Chief Executive Officer

Dresdner Kleinwort Wasserstein 020 7623 8000
Michael Bedford

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